Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 06 Page 1/1 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122
Exhibit 99.1
Notice to Convene the Annual General Meeting of Genmab A/S
Company Announcement
•Genmab A/S to hold Annual General Meeting on Thursday March 19, 2026
COPENHAGEN, Denmark; February 18, 2026 – Genmab A/S (Nasdaq: GMAB) summons the Annual
General Meeting on Thursday, March 19, 2026, at 2:00 PM CET at the Copenhagen Marriott Hotel,
Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.
The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors, is attached.
About Genmab
Genmab is an international biotechnology company dedicated to improving the lives of people with cancer and other serious diseases through innovative antibody medicines. For over 25 years, its passionate, innovative and collaborative team has advanced a broad range of antibody-based therapeutic formats, including bispecific antibodies, antibody–drug conjugates (ADCs), immune-modulating antibodies and other next-generation modalities. Genmab’s science powers eight approved antibody medicines, and the company is advancing a strong late-stage clinical pipeline, including wholly owned programs, with the goal of delivering transformative medicines to patients.
Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com
Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com
This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan”
and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange
Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.
Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.
Genmab A/S Carl Jacobsens Vej 30, DK-2500 Valby, Denmark
Tel. +45 7020 2728        www.genmab.com        CVR no. 2102 3884
To the Shareholders of Genmab A/S
February 18, 2026
ANNUAL GENERAL MEETING
Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual
General Meeting on
Thursday March 19, 2026, at 2:00 PM CET
at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.
Agenda:
1.Report by the Board of Directors on the Company’s activities during the past year.
2.Presentation and adoption of the audited Annual Report 2025 and resolution to discharge the
Board of Directors and the Executive Management from liability.
3.Resolution on the distribution of profits as recorded in the adopted Annual Report.
4.Presentation of an advisory vote on the 2025 Compensation Report.
5.Election of members of the Board of Directors.
6.Election of auditor.
7.Proposals from the Board of Directors:
(1)Approval of remuneration to the Board of Directors for 2026.
(2)Proposal to reduce the Company’s share capital for the purpose of cancelling treasury shares.
8.Authorization of the chair of the General Meeting.
9.Any other business.
Complete Proposals
Re item 1 on the agenda:
It is proposed to take note of the report of the Board of Directors.
Re item 2 on the agenda:
It is proposed to adopt the audited Annual Report 2025 and to grant discharge to the Board of Directors and the Executive Management.
Re item 3 on the agenda:
It is proposed that the profit of USD 963 million for the accounting year 2025 be carried forward by transfer to retained earnings.
Re item 4 on the agenda:
It is proposed to approve the 2025 Compensation Report.
Re item 5 on the agenda:
Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for a period which expires at the Company's next Annual General Meeting (i.e., for approximately one year). The election period for Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth
O’Farrell, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen therefore expires at this General Meeting.
The Nominating and Corporate Governance Committee has conducted its annual evaluation of the Board of Director’s composition and competencies and finds that that the current members of the Board of
Director collectively possess the necessary experience and expertise to support the Company’s strategic direction and continued development.
The Board of Directors proposes, on the recommendation of the Nominating and Corporate Governance
Committee, to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Elizabeth O’Farrell, Dr.
Paolo Paoletti and Dr. Anders Gersel Pedersen.
The members of the Board of Directors proposed for re-election represent four nationalities and an equal gender balance with 50% being male and 50% being female. Five of the six proposed members are considered independent. In preparation of the recommendation of the Nominating and Corporate
Governance Committee, the proposed members’ external time commitments have been carefully assessed, taking into account shareholders’ expectations in this regard.
Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in the enclosed Appendix 1.
Re item 6 on the agenda:
The Board of Directors proposes re-election of Deloitte Statsautoriseret Revisionspartnerselskab (CVR
no. 33963556) as the Company’s elected auditor in accordance with the Audit and Finance Committee's recommendation. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.
The Board of Directors further proposes that Deloitte Statsautoriseret Revisionspartnerselskab's audit assignment also include the issue of a limited assurance report on the sustainability statements in the management review.
Re item 7 (a) on the agenda:
The Board of Directors proposes that the annual base fees for members of the Board of Directors, including the committees thereof, in 2026 shall remain unchanged at the same level as in 2025 and in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of
Genmab A/S:
•The annual base fee for members of the Board of Directors shall be DKK 600,000.
•The chair of the Board of Directors shall receive two times the annual base fee.
•The deputy chair of the Board of Directors shall receive one and a half times the annual base fee.
•The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
•The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the
Compensation Committee members an annual fee of DKK 80,000.
•The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK
100,000 and the Nominating and Corporate Governance Committee members an annual fee of
DKK 70,000.
•The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific
Committee members an annual fee of DKK 100,000.
•All committee members shall receive a fee of DKK 10,000 per committee meeting.
Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the applicable Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.
Re item 7 (b) on the agenda:
The Board of Directors proposes to reduce the Company’s share capital by nominally DKK 1,900,000 by cancellation of 1,900,000 of the Company’s holding of shares in accordance with the rules on capital reductions set out in section 188(1)(ii) of the Danish Companies Act.
If the proposal is adopted, the Company’s holding of treasury shares will be reduced by 1,900,000 shares of a nominal value of DKK 1 each. The treasury shares have been repurchased for a total amount of DKK
2,473,734,807.58 as part of the Company's share buy-back programs.
In addition to the nominal capital reduction amount, the relevant shareholders have received DKK
2,471,834,807.58. Thus, the average repurchase price for the shares affected by the capital reduction was DKK 1,301.97 (in round figures) per share of nominally DKK 1.
Accordingly, it is proposed to amend Article 4 of the Company’s Articles of Association with effect from the date of the capital reduction so that the share capital is reduced with nominally DKK 1,900,000.
Re item 8 on the agenda:
The Board of Directors proposes that the chair of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the
Danish Business Authority may require for registration.
-o0o-
The proposal under item 7 (b) of the agenda is required to be adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the General Meeting. The proposals under the remaining items of the agenda are required to be adopted by a simple majority of votes.
The Company's share capital amounts to DKK 64,238,408 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.
__________
In accordance with Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than February 25, 2026: (1) the notice (including
Appendix 1 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, (5) the Annual Report for 2025, (6) the 2025 Compensation
Report, and (7) forms needed to register for the Annual General Meeting and possible proxy voting and post voting.
Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Thursday
March 12, 2026.
Registering attendance: Shareholders who wish to attend the Annual General Meeting must register their attendance no later than Friday March 13, 2026, by:
•Visiting the Company’s website www.genmab.com or Euronext Securities’ website www.euronext.com/
cph-agm no later than 11:59 PM CET to register electronically; or
•Returning the enclosed registration form – duly completed and signed – to Euronext Securities, Nicolai
Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark by post no later than 11:59 PM CET or by e-mail to CPH-investor@euronext.com; or
•Contacting Genmab A/S, Investor Relations, Carl Jacobsens Vej 30, DK-2500 Valby, Denmark either in person or in writing no later than 10:00 AM CET; or
•Contacting Euronext Securities telephonically at +45 43 58 88 66 no later than 4:00 PM CET.
As a prerequisite for attending, shareholders must provide an e-mail address when registering their attendance, as information on how to register attendance at the General Meeting will be sent to the individual shareholders via e-mail immediately following registration. Attendance in person also requires the shareholder to log onto the General Meeting Portal using the registration mail with the QR code on a smartphone or a tablet to verify admission and to vote.
It is the shareholders’ responsibility to make sure they can log onto the General Meeting Portal, but assistance will be available at the entrance.
Shareholders may bring their own phone/tablet or ask to borrow a pre-set device from Euronext
Securities.
Voting: Voting will take place via the General Meeting Portal. Shareholders must log on to the portal in order to be able to vote. Shareholders who have granted proxies or voted by post prior to the General
Meeting will not be able to vote during the General Meeting.
Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:
•Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
•Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
•Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.
Go to the Company’s website www.genmab.com or Euronext Securities’ website www.euronext.com/cph-
agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 13, 2026. You may alternatively complete and sign the enclosed proxy form and return it by post to Euronext Securities, Nicolai Eigtveds
Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-
investor@euronext.com so that it is received by Euronext Securities by 11:59 PM CET on Friday March
13, 2026.
Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:
Go to the Company’s website www.genmab.com or www.euronext.com/cph-agm to vote by post. This must be completed by 10:00 AM CET on Wednesday March 18, 2026. You may alternatively complete and sign the enclosed postal voting form and return it by post to Euronext Securities, Nicolai Eigtveds
Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to CPH-
investor@euronext.com so that it is received by Euronext Securities by 10:00 AM CET on Wednesday
March 18, 2026.
Please note that you may either assign a proxy or vote by post, but not both.
Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the Company - preferably before Friday
March 13, 2026.
Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the
Company’s management in writing about matters of importance to the assessment of the Annual Report
2025, the Company’s position or any of the other matters which are to be transacted at the General
Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global
Communications & Corporate Affairs (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President,
Head of Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2025 to the auditor appointed by the General Meeting.
Webcast: Shareholders who are not attending the Annual General Meeting can watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.
Processing of personal data: The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the
Company's website: www.genmab.com/privacy/shareholders-genmab-a-s for details.
Copenhagen, February 18, 2026
On behalf of the Board of Directors
Deirdre P. Connelly
Chair
Scan the QR code with your smartphone or tablet to go to the registration site.
* Companies marked with an asterisk (*) are non-public companies
Appendix 1: Candidates for the Board of Directors
Deirdre P. Connelly
Female, Hispanic/American, 65
Board Chair (Independent, elected by the General Meeting);
Member of the Audit and Finance Committee, the Compensation
Committee and the Nominating and Corporate Governance
Committee
First elected 2017, current term expires 2026
Special Competencies and Qualifications
Deirdre P. Connelly has more than 30 years’ experience as a
corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and
experience with business conduct, business turnaround and
product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR
executive, Deirdre P. Connelly also has valuable insight in
corporate culture transformation, talent development and
managing large organizations. She furthermore has significant experience with the development of governance and other
sustainability related responsibilities from various leadership roles and as a board member. Deirdre P. Connelly is former President of
U.S. Operations of Eli Lilly and Company and former President,
North America Pharmaceuticals for GlaxoSmithKline.
ESG Competencies: Social · Governance
Current Board Positions
Member: Lincoln Financial Corporation1, Macy’s Inc.2, Sarepta
Therapeutics, Inc.3
1.Chair of Compensation Committee, Member of Audit Committee, Corporate
Governance Committee and Executive Committee
2.Chair of Nominating and Corporate Governance Committee, Member of
Compensation and Management Development Committee
3. Chair of Compensation Committee, Member of Nominating and Corporate
Governance Committee
Pernille Erenbjerg
Female, Danish, 58
Deputy Board Chair (Independent, elected by the General
Meeting); Chair of the Audit and Finance Committee, Member of
the Nominating and Corporate Governance Committee
First elected 2015, current term expires 2026
Special Competencies and Qualifications
Pernille Erenbjerg has broad executive management and business experience from the telecoms, media and tech industries. She has extensive expertise with business conduct and in operation and strategic transformation of large and complex companies,
including digital transformations and digitally based innovation, and has been responsible for major transformation processes in complex organizations including M&A. Pernille Erenbjerg
furthermore has significant IT and cybersecurity expertise and sustainability related experience from various executive and non-
executive positions. She has a Certified Public Accountant
background (no longer practicing) and has a comprehensive all-
around background within finance, including extensive exposure to public and private equity and debt investors. Pernille Erenbjerg is former CEO and President of TDC Group A/S. Pernille Erenbjerg
is an audit committee financial expert based on her professional experience, including her background within accounting, her
service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies.
ESG Competencies: Environmental · Social · Governance
Current Board Positions
Chair: KK Wind Solutions*
Member: RTL Group1, GlobalConnect, Nokia2
1. Chair of Audit Committee
2. Member of Audit Committee and Corporate Governance and Nomination
Committee
Rolf Hoffmann
Male, German/Swiss, 66
Board Member (Independent, elected by the General Meeting);
Member of the Audit and Finance Committee and the Scientific
Committee
First elected 2017, current term expires 2026
Special Competencies and Qualifications
Rolf Hoffmann has more than 30 years’ experience in senior
management and as a board member in the life science industry worldwide. He has significant expertise with business conduct and in creating and optimizing commercial opportunities in global markets and has managed companies across multiple continents with multibillion P&L and cross-functional accountability. Rolf
Hoffmann furthermore has knowledge and experience with
governance, compliance and ensuring organizational efficiency from various management positions as well as from being a board member. Rolf Hoffmann has held a variety of sales and marketing and executive management positions with Eli Lilly and Company, and is former Senior Vice President, International Commercial
Operations and former Senior Vice President, U.S. Commercial
Operations with Amgen.
ESG Competencies: Environmental · Social · Governance
Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University
of North Carolina Business School
Current Board Positions
Deputy Chair: Priavoid GmbH*
Member: Semdor Pharma*, Sun Pharmaceutical Industries Ltd.1
1. Member of Nomination and Remuneration Committee
* Companies marked with an asterisk (*) are non-public companies
Appendix 1: Candidates for the Board of Directors
Elizabeth O’Farrell
Female, American, 61
Board Member (Independent, elected by the General Meeting);
Chair of the Compensation Committee and Member of the Audit
and Finance Committee
First elected 2022, current term expires 2026
Special Competencies and Qualifications
Elizabeth O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Elizabeth O’Farrell has significant knowledge and expertise in business conduct and with driving paradigm changing
contributions within finance and the enterprise through
collaboration and influence. In addition to experience at Price
Waterhouse and Whipple & Company Corporation, Elizabeth
O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer.
Elizabeth O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies. She has also completed the
Nasdaq Center for Board Excellence Cyber Security Program.
ESG Competencies: Social · Governance
Current Board Positions
Chair: PDL BioPharma*, Geron Corporation1
Member: LENSAR1, Karius*1, Spyglass Pharma, Inc1
1. Chair of Audit Committee
Paolo Paoletti, M.D.
Male, Italian/American, 75
Board Member (Independent, elected by the General Meeting);
Chair of the Scientific Committee and Member of the
Compensation Committee
First elected 2015, current term expires 2026
Special Competencies and Qualifications
Paolo Paoletti has extensive experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible for the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the
development and registration of medicines and has been
responsible for all compliance aspects for the R&D organization.
Paolo Paoletti has successfully conducted submissions and
approvals of new cancer drugs and new indications in the U.S., in
Europe and in Japan. He furthermore has significant experience with governance, including business conduct, from various
leadership roles and as a board member. Paolo Paoletti is former
Vice President of Oncology Clinical Development with Eli Lilly and
Company, former President of GSK Oncology with
GlaxoSmithKline and former CEO of GAMMADELTA Therapeutics.
ESG Competencies: Environmental · Social · Governance
Current Position, including Managerial Positions
Member of the Investment Committee for Apollo Therapeutics
Limited*
Scientific Advisor for 3B Future Health Fund*
Scientific Advisor for Sun Pharmaceuticals
Current Board Positions
None
Anders Gersel Pedersen, M.D., Ph.D.
Male, Danish, 74
Board Member (Non-independent, elected by the General
Meeting); Chair of the Nominating and Corporate Governance
Committee and Member of the Compensation Committee  and the
Scientific Committee
First elected 2003, current term expires 2026
Special Competencies and Qualifications
Anders Gersel Pedersen has more than 30 years’ board and
management experience in publicly traded, international
pharmaceutical and biotech companies. He has significant
knowledge and expertise in discovery and development of the
product pipeline from preclinical activities to post-launch marketing studies as well as solid business experience. Anders Gersel
Pedersen furthermore has extensive experience with the global pharmaceutical market and has built comprehensive knowledge
and insight in governance, including business conduct, and the development of other sustainability related responsibilities from various leadership roles and as a board member. Anders Gersel
Pedersen is former Executive Vice President of Research &
Development of H. Lundbeck.
ESG Competencies: Environmental · Social · Governance
Current Board Positions
Chair: Aelis Farma S.A.S.
Member: Bond 2 Development GP Limited*